Final Term Sheet Relating to
Preliminary Prospectus Supplement
dated July 16, 2007 and
Registration Statement No. 333-134082
Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
The information herein is qualified in its entirety by reference to the Preliminary Prospectus Supplement and related Prospectus relating to the security
Health Care REIT, Inc.
$400 million 4.75% Convertible Senior Notes due 2027

Final terms and conditions	July 16, 2007

Offering Size:	$400,000,000

Over-allotment Option:	$60,000,000 (15%)

The Security:	4.75% Convertible Senior Notes due 2027

Denomination:	$1,000 and integral multiples thereof

Issuer:	Health Care REIT, Inc. (NYSE: HCN)

Joint Bookrunners:	UBS Investment Bank (Stabilization Agent), Banc of America Securities LLC

Coupon:	4.750% coupon, payable semi-annually in arrears on January 15 and July 15 each year, beginning on January 15, 2008

Conversion Premium:	23.76%

Initial Conversion Rate:	20.0000

Initial Conversion Price:	$50.00, priced off the closing price of $40.40 on July 16, 2007

Maturity:	July 15, 2027 (20 years)

Convertible into:	Cash and common stock of Health Care REIT, Inc. (see “Payment upon Conversion” below)

Call Protection:	Callable on or after July 15, 2012 (5 years) at par plus accrued and unpaid interest, payable in cash

Investor Put Options:	Puts on July 15, 2012 (5 years), July 15, 2017 (10 years), July 15, 2022 (15 years) at par plus accrued and unpaid interest, payable in cash

Conversion Rights:	(i) Prior to maturity or earlier redemption or repurchase, holders may surrender their notes for conversion during any calendar quarter after the calendar quarter ending September 30, 2007, if the closing sale price of HCN common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter.

(ii) Prior to maturity or earlier redemption or repurchase, during the five consecutive business days immediately after any five consecutive trading day period (the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during the note measurement period.

(iii) Prior to maturity, if Health Care REIT, Inc. calls the notes for redemption

(iv) Prior to maturity, upon occurrence of certain corporate transactions

(v) The notes may be surrendered for conversion at any time from, and including, June 15, 2012 to, and including, July 15, 2012 and at any time from, and including, June 15, 2027 until the close of business on the business day immediately preceding July 15, 2027 or earlier redemption or repurchase.

Payment Upon Conversion:	Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period”. The “cash settlement averaging period” with respect to any note means (i) for any note converted at any time on or after the 23rd scheduled trading day prior to the maturity date, the 20 consecutive trading days beginning on, and including the 20th scheduled trading day prior to maturity and (ii) in all other instances, the 20 consecutive trading days beginning on, and including, the third trading day following the conversion date.

The “daily settlement amount” for each of the 20 trading days during the cash settlement averaging period consists of (a) cash equal to the lesser of $50 and the “daily conversion value”; and (b) to the extent the daily conversion value exceeds $50, a number of shares equal to the excess of the daily conversion value over $50 divided by the volume-weighted average price (as defined) (“vwap”) per share of HCN common stock on that trading day.
The “daily conversion value” on a given trading day means 1/20 of the product of the applicable conversion rate and the vwap per share of HCN common stock on that trading day.

Dividend Protection and Anti-Dilution Adjustments:	Dividend protection—Adjustment upon quarterly cash distributions in excess of $0.66 per share to holders of HCN common stock. Anti-dilution protection also covers stock dividends, subdivisions, combinations and reclassifications of common stock, distributions of certain rights and warrants, distributions in kind and certain tender and exchange offers, all as described in the preliminary prospectus supplement.

Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:	If a make-whole fundamental change (as defined) occurs prior to July 15, 2012 and a holder elects to convert its Notes in connection with such a make-whole fundamental change, Health Care REIT will increase the applicable conversion rate for the Notes surrendered for conversion by a number of additional shares of HCN common stock. If the transaction provides the holders of HCN common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the holders of the Notes, treated as a single class, will be given a reasonable opportunity to elect the form of such consideration.

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to Notes that are converted during the make-whole conversion period. The Applicable Prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the preliminary prospectus supplement for the Notes.

	Number of additional shares (per $1,000 principal amount of notes)
	Effective Date
Applicable Price	July 20, 2007	July 15, 2008	July 15, 2009	July 15, 2010	July 15, 2011	July 15, 2012

$40.40	4.7525	4.7525	4.7525	4.7525	4.7525	4.7525
$45.00	2.9244	2.9058	2.8178	2.6958	2.4877	2.2222
$50.00	1.7354	1.6869	1.5717	1.4049	1.1103	0.0000
$55.00	0.9790	0.9249	0.8160	0.6620	0.4106	0.0000
$60.00	0.5133	0.4680	0.3832	0.2714	0.1180	0.0000
$65.00	0.2398	0.2096	0.1544	0.0901	0.0340	0.0000
$70.00	0.0915	0.0772	0.0503	0.0310	0.0257	0.0000
$75.00	0.0287	0.0287	0.0243	0.0239	0.0237	0.0000
$80.00	0.0222	0.0222	0.0221	0.0220	0.0220	0.0000
$85.00	0.0206	0.0206	0.0206	0.0206	0.0206	0.0000
$90.00	0.0193	0.0193	0.0193	0.0193	0.0193	0.0000
$95.00	0.0181	0.0181	0.0181	0.0181	0.0181	0.0000
$100.00	0.0171	0.0171	0.0171	0.0171	0.0171	0.0000
$105.00	0.0162	0.0162	0.0162	0.0162	0.0162	0.0000
$110.00	0.0153	0.0153	0.0153	0.0153	0.0153	0.0000
$115.00	0.0145	0.0145	0.0145	0.0145	0.0145	0.0000
$120.00	0.0138	0.0138	0.0138	0.0138	0.0138	0.0000

If the Applicable Price is between two Applicable Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the two Applicable Prices, or for the two Effective Dates based on a 365-day year, as applicable. In addition, if the actual Applicable Price is greater than $120.00 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the actual Applicable Price is less than $40.40 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. Issuer will not increase the conversion rate pursuant to the Make-Whole Table set forth above to the extent that the increase will cause the conversion rate to exceed 24.7525 shares per $1,000 principal amount of Notes. Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, Issuer adjusts the conversion rate.

Put Upon a Fundamental Change:	If a fundamental change (as defined) occurs, each holder will have the right, at its option, to require HCN to repurchase for cash all or any portion of the holder’s notes at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Use of Proceeds:	Net proceeds to the issuer from this offering are expected to be approximately $389.50 million (or approximately $448.00 million if the underwriters exercise in full their option to purchase additional Notes). HCN intends to use the net proceeds from this offering to invest in additional properties. Pending such use, the net proceeds may be used to repay borrowings under HCN’s unsecured lines of credit arrangements and other outstanding indebtedness.

Ranking:	Senior Unsecured

Listing:	The Notes will not be listed on any securities exchange or quoted in any automated quotation system.

Form:	Registered Global Securities

Denomination:	$1,000 and integral multiples thereof

Settlement:	DTC

Pricing Date:	July 16, 2007, after market close

Trade Date:	July 17, 2007

Settlement Date:	July 20, 2007

Security Code:	CUSIP: 42217K AQ9 ISIN: US 42217KAQ94

The issuer has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement dated July 16, 2007 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying base prospectus if you request it by calling (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.